GLOBAL INNOVATIVE PLATFORMS INC.

149 James Place

Maitland, Florida 32751

321-230-3739

April 29, 2025

Via Edgar

Mr. Robert Augustin

United State Securities and Exchange Commission

Washington, D.C. 20549

Re:	Global Innovative Platforms Inc.
Amendment No. 1 to Offering Circular on Form 1-A
Filed April 4, 2025
File No. 024-12570

Dear Mr. Augustin:

The following responses address the comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated April 18, 2025 (the “Comment Letter”) relating to the Amendment No. 1 to the Offering Circular on Form 1-A filed April 4, 2025 (the “Offering Circular”) of Global Innovate Platforms Inc. (the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety followed by the corresponding responses from the Company.

Amendment No. 1 to Offering Statement on Form 1-A

Plan of Distribution, page 16

1.	We note your response to prior comment 6 and your disclosure that “[w]e expect the initial closing to occur within 90 days from the qualification of this offering by the SEC, provided the minimum offering amount is achieved.” Revise to reconcile with your cover page disclosure that “[t]his offering is being conducted on a best-efforts basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close . . . .” To the extent you continue to expect the initial closing to take place up to 90 days after qualification, please revise to explain why you expect to need such time period to complete an initial closing.

Response

In response to the Staff’s comment, we have revised the Offering Circular to remove the statement on page 17 that “[w]e expect the initial closing to occur within 90 days from the qualification of this offering by the SEC, provided the minimum offering amount is achieved.” This change ensures consistency across the document and eliminate any implication of a minimum offering amount or a specific closing timeline. The revised disclosure can be found on page 17 of the amended Offering Circular.

Overview, page 25

2.	We note the graphic added to page 28. Please revise to describe what this graphic depicts, whether it relates to your proof-of-concept study or the study conducted in October of 2024, and whether these are different studies. To the extent they are different studies, please also revise to provide more detail concerning your proof-of concept study.

Response

We have revised the disclosure to describe what the graphic depicts and that it was from the Development Study in October of 2024. We have clarified the names of our studies throughout and labeled them appropriately.

Business

Heartworm Breath Test, page 30

3.	We note your response to prior comment 12 and your disclosure on page 31: “The Breath Capture Device has been proven to adequately provide the appropriate amount of breath for a sample to be appropriately analyzed by the VOCAM Plus and the FROG.” Please revise to provide support for your statement that the Breath Capture Device is “proven.” If the support is your October 2024 study with eight samples then please revise to note the limited sample size.

Response

In response to the Staff’s comment, we have revised the disclosure on page 31 of the Offering Circular to remove the statement that the Breath Capture Device is “proven” and instead clarify that the device has demonstrated functionality in preliminary testing. Specifically, we have noted that our Development Study, conducted in October 2024 with a limited sample size of eight canine breath samples, showed that the Breath Capture Device can collect sufficient breath for analysis by the VOCAM Plus and FROG systems. To provide additional context, we have included a reference to the established use of Gas Chromatography-photoionization detectors in published studies of exhaled breath. We have also added a cautionary statement acknowledging the preliminary nature of our study due to the small sample size and the need for further validation. These revisions can be found in the “Business” section on page 31 of the amended Offering Circular.

Business

Our Competitive Strengths, page 32

4.	We note your revised disclosure that “[you] will be researching the ability to identify potentially toxic environmental conditions for a multitude of animals.” Please revise your disclosure to discuss the timeline to begin research and the conditions and animals you plan to study, if known.

Response

We have revised the disclosure to indicate that we do not have plans to pursue any other application than disease through breath at this time. We clarified the rights we have been granted through our licensing agreement and what we have plans to actually pursue with pertinent time frames.

Intellectual Property, page 37

5.	We note your revised disclosure in response to our prior comment 8 and reissue it in part. Please revise your disclosure to provide the expiration dates and type of patent protection for each patent listed. We note certain patents include method or process descriptions.

Response

In response to the Staff’s comment, we have revised the disclosure in the “Intellectual Property” section on page 37 of the Offering Circular to provide that the patents are twenty year patents expiring twenty years after issuance. For clarity, we have also confirmed that all listed patents are utility patents under U.S. patent law.

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Please do not hesitate to contact company counsel, Stephen Fleming, at 516-902-6567 if you have any questions or comments. Thank you.

Sincerely,

/s/Andrew Brown

Andrew Brown, CEO

cc:	Stephen M. Fleming, Esq.